File Nos.  333-____
                                                                      811-5716
==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                   FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                    (X)
     Pre-Effective Amendment No.                                           ( )
     Post-Effective Amendment No.                                          ( )

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940            ( )
     Amendment No. 16                                                      (X)

                      (Check appropriate box or boxes.)

     PREFERRED  LIFE  VARIABLE  ACCOUNT  C
     -------------------------------------
     (Exact  Name  of  Registrant)

     PREFERRED  LIFE  INSURANCE  COMPANY  OF  NEW  YORK
     ---------------------------------------------------
     (Name  of  Depositor)


     152  West  57th  Street, 18th Floor, New York, New York            10019
     -------------------------------------------------------          ---------
     (Address of Depositor's Principal Executive Offices)             (Zip Code)

Depositor's  Telephone  Number,  including  Area  Code    (212)  586-7733

Name  and  Address  of  Agent  for  Service
-------------------------------------------
          Eugene  Long
          Preferred  Life  Insurance  Company  of  New  York
          152  West  57th  Street,  18th  Floor
          New  York,  New  York  10019

     Copies  to:
          Judith  A.  Hasenauer
          Blazzard,  Grodd  &  Hasenauer,  P.C.
          P.O.  Box  5108
          Westport,  CT  06881
          (203)  226-7866

Approximate  Date  of  Proposed  Public  Offering:
     As  soon  as  practicable  after  the  effective  date  of  this  Filing.

Calculation  of  Registration  Fee  under  the  Securities Act of 1933: $500 -
     Registrant is registering an indefinite number of securities under the Securities Act of 1933 pursuant to Investment Company Act Rule 24f-2.
==============================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                            CROSS REFERENCE SHEET
                            (Required by Rule 495)

ITEM NO.                                                LOCATION
                            PART A

Item 1.   Cover Page..................................  Cover Page

Item 2.   Definitions.................................  Definitions

Item 3.   Synopsis or Highlights......................  Highlights

Item 4.   Condensed Financial Information.............  Not Applicable

Item 5.   General Description of Registrant,
          Depositor, and Portfolio Companies..........  The Company; The
                                                        Variable Account;
                                                        Franklin Valuemark
                                                        Funds

Item 6.   Deductions..................................  Charges and
                                                        Deductions

Item 7.   General Description of Variable               The Contracts
          Annuity Contracts...........................

Item 8.   Annuity Period..............................  Annuity Provisions

Item 9.   Death Benefit...............................  The Contracts;
                                                        Annuity Provisions

Item 10.  Purchases and Contract Value................  Purchase Payments
                                                        and Contract Value

Item 11.  Redemptions.................................  Surrenders

Item 12.  Taxes.......................................  Tax Status

Item 13.  Legal Proceedings...........................  Legal Proceedings

Item 14.  Table of Contents of the Statement of
          Additional Information                        Table of Contents
                                                        of the Statement of
                                                        Additional
                                                        Information



ITEM NO.                                                 DEFINITION

                            PART B

Item 15.  Cover Page...................................  Cover Page

Item 16.  Table of Contents............................  Table of Contents

Item 17.  General Information and History..............  The Company

Item 18.  Services.....................................  Not Applicable

Item 19.  Purchase of Securities Being Offered.........  Not Applicable

Item 20.  Underwriters.................................  Distributor

Item 21.  Calculation of Performance Data..............  Calculation of
                                                         Performance Data

Item 22.  Annuity Payments.............................  Annuity
                                                         Provisions

Item 23.  Financial Statements.........................  Financial
                                                         Statements



                                    PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered, in Part C to this Registration Statement.


                 PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

HOME  OFFICE:                                              VIP SERVICE CENTER:
152  West 57th Street, 18th Floor                               P.O. Box 30343
New  York,  NY  10019                                     Tampa, FL 33630-3343
(800)  542-5427                                                 (800) 774-5001

                             INDIVIDUAL IMMEDIATE
                          VARIABLE ANNUITY CONTRACTS
                                  ISSUED BY
                      PREFERRED LIFE VARIABLE ACCOUNT C
                                     AND
                 PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
                            ________________, 199_


The Individual Immediate Variable Annuity Contracts (the "Contracts") described in this Prospectus provide lifetime income to the Annuitant and Joint Annuitant, if any, under the Annuity Option selected. The Annuitant is the Contract Owner. The Contract Owner selects the Annuity Option and the frequency of payment (e.g., monthly, quarterly, semi-annually, annually).

The Contracts are available for retirement plans which do not qualify for the special federal tax advantages available under the Internal Revenue Code ("Non-Qualified Contracts"). They can also be purchased as a "Qualified Contract" that is an Individual Retirement Annuity with contributions rolled-over from tax-qualified plans such as 403(b) plans, 401 plans, or IRAs.

The Contracts are acquired by the payment of a single purchase payment ("Single Purchase Payment"). The Single Purchase Payment for the Contracts will be allocated to a segregated investment account of Preferred Life Insurance Company of New York (the "Company") which account has been designated Preferred Life Variable Account C (the "Variable Account").

The Variable Account invests in shares of Franklin Valuemark Funds (the "Trust"). The Trust is a series fund with twenty-three Funds, fifteen of which are currently available in connection with the Contracts offered under this
Prospectus: the Money Market Fund, the Growth and Income Fund, the Income Securities Fund, the Mutual Shares Securities Fund, the Rising Dividends Fund, the Templeton Global Asset Allocation Fund, the Utility Equity Fund, the Capital Growth Fund, the Mutual Discovery Securities Fund, the Small Cap Fund, the Templeton Developing Markets Equity Fund, the Templeton Global Growth Fund, the Templeton International Equity Fund, the Templeton International Smaller Companies Fund and the Templeton Pacific Growth Fund. See "Highlights" and "Tax Status" for a discussion of owner control of the underlying investments in a variable annuity contract.

Under certain circumstances, Contract Owners may make withdrawals after the Income Date other than the Annuity Payments they will receive under the Contract. See "Annuity Provisions - Contract Withdrawals (Liquidations)" for more information regarding the ability to make withdrawals under the Contract.

THE  CONTRACTS  ARE  NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED
BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. INVESTMENT IN THE CONTRACT IS SUBJECT TO RISK THAT MAY CAUSE THE VALUE OF THE CONTRACT OWNER'S INVESTMENT TO FLUCTUATE, AND WHEN THE CONTRACTS ARE RETURNED WITHIN THE FREE LOOK PERIOD, THE REFUND MAY BE HIGHER OR LOWER THAN THE PURCHASE PAYMENT.

This Prospectus concisely sets forth the information a prospective investor should know before investing. Additional information about the Contracts is contained in the "Statement of Additional Information," which is available at no charge. The Statement of Additional Information has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Table of Contents of the Statement of Additional Information can be found on the last page of this Prospectus. For the Statement of Additional Information, call or write the VIP Service Center address shown above.

INQUIRIES: Any inquiries can be made by telephone or in writing to the Company at the VIP Service Center phone number or address listed above.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS MUST BE ACCOMPANIED BY OR PRECEDED BY A CURRENT PROSPECTUS FOR FRANKLIN VALUEMARK FUNDS.

This  Prospectus  and  the  Statement  of  Additional  Information  are  dated
__________,  199_,  and  may  be  amended  from  time  to  time.

This  Prospectus  should  be  kept  for  future  reference.

                              TABLE OF CONTENTS

                                                                    PAGE


DEFINITIONS

HIGHLIGHTS

FEE  TABLE

THE  COMPANY

THE  VARIABLE  ACCOUNT

FRANKLIN  VALUEMARK  FUNDS
General
Substitution  of  Securities
Voting  Rights

CHARGES  AND  DEDUCTIONS
Deduction  for  Mortality  and  Expense  Risk  Charge
Deduction  for  Administrative  Expense  Charge
Deduction  for  Income  Taxes
Deduction  for  Trust  Expenses

ANNUITY  PROVISIONS
Income  Date
Annuity  Options
Contract  Withdrawals  (Liquidations)
Determination  of  Annuity  Payments

THE  CONTRACTS
Ownership
Assignment
Beneficiary
Change  of  Beneficiary
Death  of  Beneficiary
Annuitant

PROCEEDS  PAYABLE  AT  DEATH

PURCHASE  PAYMENTS  AND  CONTRACT  VALUE
Single  Purchase  Payment
Allocation  of  Single  Purchase  Payment
Contract  Value
VIP  Unit
Transfers

DISTRIBUTOR
Delay  of  Payments

ADMINISTRATION  OF  THE  CONTRACTS

PERFORMANCE  DATA
Money  Market  Sub-Account
Other  Sub-Accounts
Performance  Ranking

TAX  STATUS
General
Diversification
Multiple  Contracts
Tax  Treatment  of  Distributions  -  Non-Qualified  Contracts
Qualified  Plans
Tax  Treatment  of  Distributions  -  IRA  Contracts
Tax  Treatment  of  Assignments
Income  Tax  Withholding

FINANCIAL  STATEMENTS

LEGAL  PROCEEDINGS

APPENDIX  A  -  ILLUSTRATION  OF  VALUES

APPENDIX  B  -  PERFORMANCE  INFORMATION

TABLE  OF  CONTENTS  OF  THE STATEMENT  OF  ADDITIONAL  INFORMATION


                                 DEFINITIONS

AGE  -  Age  to  the  nearest  month  unless  otherwise  specified.

ANNUITANT - The primary person upon whose continuation of life any annuity payment involving life contingencies depends. The Contract Owner is the Annuitant. See also, Joint Annuitant.

ANNUITY CALCULATION DATE - The date on which the first annuity payment is calculated which will be no more than 10 business days prior to the Income Date.

ANNUITY OPTION - An arrangement under which annuity payments are made under the Contract.

ANNUITY UNIT - An accounting unit of measure used to calculate annuity payments after the Annuity Calculation Date.

ASSUMED INVESTMENT RETURN - The investment return upon which the annuity payments in the Contract are based.

COMPANY - Preferred Life Insurance Company of New York at its VIP Service Center shown on the cover page of this Prospectus.

CONTRACT  ANNIVERSARY  - An anniversary of the Effective Date of the Contract.

CONTRACT OWNER - The person who owns the Contract as named in the Company's records. The Annuitant is the Contract Owner.

CONTRACT VALUE - The dollar value as of any Valuation Date prior to the Annuity Calculation Date of all amounts accumulated under the Contract.

EFFECTIVE DATE - The date on which the Net Purchase Payment is allocated to the Variable Account.

ELIGIBLE INVESTMENT(S) - An investment entity which can be selected by the Contract Owner to be the underlying investment of the Contract.

FUND - A segment of an Eligible Investment which constitutes a separate and distinct class of interests under an Eligible Investment.

INCOME DATE - The date on which annuity payments are to begin. Joint Annuitant - A person other than the Annuitant on whose life annuity payments may also be based.

JOINT OWNER - If there is more than one Contract Owner, each Contract Owner shall be a Joint Owner of the Contract. Joint Owners have equal ownership rights and must both authorize any exercising of those ownership rights unless otherwise allowed by the Company. Each Joint Owner must be either an Annuitant or Joint Annuitant.

NET ASSET VALUE - The total value of the shares of the Eligible Investment or Fund less the liabilities of the Eligible Investment or Fund held by the Sub-Account, as of the close of trading on a Valuation Date.

NON-QUALIFIED CONTRACTS - As used herein, Contracts issued under Non-Qualified Plans which do not receive favorable tax treatment under Section 408 of the Internal Revenue Code of 1986, as amended (the "Code").

QUALIFIED CONTRACTS - As used herein, Contracts issued under Qualified Plans which receive favorable tax treatment under Section 408 of the Code.

SUB-ACCOUNT - A segment of the Variable Account. Each Sub-Account is invested in shares of a Fund of an Eligible Investment.

VALUATION DATE - The Variable Account will be valued each day that the New York Stock Exchange is open for trading, which is Monday through Friday, except for normal business holidays.

VALUATION PERIOD - The period beginning at the close of business of the New York Stock Exchange on each Valuation Date and ending at the close of business for the next succeeding Valuation Date.

VARIABLE ACCOUNT - A separate investment account of the Company, designated as Preferred Life Variable Account C, in which a portion of the Company's assets has been allocated for the Contracts and certain other contracts.

VIP UNIT - An accounting unit of measure used to calculate the Contract Value prior to the Annuity Calculation Date.


                                  HIGHLIGHTS

Purchase Payments for the Contracts will be allocated to a segregated investment account of Preferred Life Insurance Company of New York (the "Company") which has been designated Preferred Life Variable Account C (the "Variable Account").

The Variable Account invests in shares of Franklin Valuemark Funds (the "Trust"). (See "Franklin Valuemark Funds.") CONTRACT OWNERS BEAR THE
INVESTMENT  RISK  FOR  ALL  AMOUNTS  ALLOCATED  TO  THE  VARIABLE  ACCOUNT.

The Contract may be returned within 10 days after it is received (the "Free-Look Period"). It can be mailed or delivered to either the Company or the agent who sold it. Return of the Contract by mail is effective on being postmarked, properly addressed and postage prepaid. The returned Contract will be treated as if the Company had never issued it. The Company will promptly refund the net amount allocated to the Variable Account modified for investment experience plus any taxes deducted less any benefits paid. This may be more or less than the Single Purchase Payment. Once the Free-Look Period expires, under certain circumstances, Contract Owners may make withdrawals after the Income Date other than the Annuity Payments they will receive under the Contract. See "Annuity Provisions - Contract Withdrawals (Liquidations)" for more information regarding the ability to make withdrawals under the Contract. The Company has the right to allocate the Single Purchase Payment to the Money Market Sub-Account until the expiration of the Free-Look Period. If the Company does so allocate the Single Purchase Payment, it will refund the Single Purchase Payment, less any benefits paid. It is the Company's current practice to directly allocate the Single Purchase Payment to the Sub-Account(s) (see "Purchase Payments and Contract Value - Allocation of Purchase Payment") designated by the Contract Owner.

There is a Mortality and Expense Risk Charge which is equal, on an annual basis, to 1.25% of the average daily net assets of the Variable Account. This charge compensates the Company for assuming the mortality and expense risks under the Contracts. (See "Charges and Deductions - Deduction for Mortality and Expense Risk Charge.")

There is an Administrative Expense Charge which is equal, on an annual basis, to 0.15% of the average daily net assets of the Variable Account. This charge compensates the Company for costs associated with the administration of the Contracts and the Variable Account. (See "Charges and Deductions - Deduction for Administrative Expense Charge.")

Under certain circumstances, there is a ten percent (10%) federal income tax penalty that may be applied to the income portion of any distribution from the Contracts. (See "Tax Status - Tax Treatment of Distributions - Non-Qualified Contracts" and "Tax Status - Tax Treatment of Distributions - IRA Contracts.") For a further discussion of the taxation of the Contracts, see "Tax Status."

The Treasury Department has indicated that guidelines may be forthcoming under which a variable annuity contract will not be treated as an annuity contract for tax purposes if the owner of the contract has excessive control over the investments underlying the contract. The issuance of such guidelines may require the Company to impose limitations on a Contract Owner's right to control the investments. It is not known whether any such guidelines would have a retroactive effect (see "Tax Status - Diversification").

The Company also offers deferred variable annuity contracts and reserves the right to permit exchange of those contracts for the Contracts offered by this Prospectus.

                 PREFERRED LIFE VARIABLE ACCOUNT C FEE TABLE*

CONTRACT  OWNER  TRANSACTION  FEES                        None

VARIABLE  ACCOUNT  ANNUAL  EXPENSES
(as  a  percentage  of  average  account  value)

Mortality  and  Expense  Risk  Charge.....................        1.25%
Administrative Expense Charge.........................             .15%
                                                                --------
Total  Variable  Account  Annual  Expenses................        1.40%

*Applies  to  all  Sub-Accounts  of  the  Variable  Account.

The effects of the charges shown above are reflected in the illustrations of annuity income contained in the Appendix on Page __. The illustrations are intended to assist the purchaser in assessing the effects of these charges and the effect of investment performance on the amount of variable annuity income.

FRANKLIN  VALUEMARK  FUNDS'  ANNUAL  EXPENSES
(as  a  percentage  of  Franklin  Valuemark  Funds'  average  net  assets).

The Management Fees for each Fund are based on a percentage of that Fund's assets under management. See "Franklin Valuemark Funds" in this Prospectus and "Management" in the Trust prospectus.

The "Management and Fund Administration Fees" below include investment advisory and other management and administrative fees not included as "Other Expenses" that were paid to the Managers and Fund Administrators by each Fund for the 1995 calendar year except for Funds with fee waivers/expense reductions or newer Funds without a full year of operations as of December 31, 1995 (see explanatory footnotes below). The purpose of the Table is to assist the Contract Owner in understanding the various costs and expenses that a Contract Owner will incur, directly or indirectly, on amounts allocated to the Variable Account.

                                                MANAGEMENT
                                                AND FUND                    TOTAL
                                                ADMINISTRATION   OTHER      ANNUAL
                                                FEES(1)          EXPENSES   EXPENSES
                                                ---------------  ---------  ---------

Money Market Fund(2)....................                  0.51%      0.02%      0.53%
Growth and Income Fund..................                  0.49%      0.03%      0.52%
Utility Equity Fund.....................                  0.47%      0.03%      0.50%
Income Securities Fund..................                  0.47%      0.04%      0.51%
Rising Dividends Fund...................                  0.75%      0.03%      0.78%
Templeton International Equity Fund.....                  0.83%      0.09%      0.92%
Templeton Pacific Growth Fund...........                  0.90%      0.11%      1.01%
Templeton Global Growth Fund............                  0.93%      0.04%      0.97%
Templeton Developing Markets Equity
     Fund.....................................            1.25%      0.16%      1.41%
Templeton Global Asset Allocation
    Fund(3).............................                  0.80%      0.10%      0.90%
Small Cap Fund(4).......................                  0.75%      0.15%      0.90%
Templeton International Smaller
   Companies Fund(5).......................               1.00%      0.10%      1.10%
Capital Growth Fund(5)..................                  0.75%      0.04%      0.79%
Mutual Discovery Securities Fund(6).....                  0.95%      0.10%      1.05%
Mutual Shares Securities Fund(6)........                  0.75%      0.10%      0.85%


(1)    The Fund Administration Fee is a direct expense for the Templeton Global Asset
Allocation  Fund,  the  Templeton  International  Smaller  Companies Fund, the Mutual
Discovery  Securities  Fund  and  the  Mutual  Shares  Securities  Fund;  other
Funds  pay  for  similar  services  indirectly  through  the  Management  Fee.  See
"Management" in the Trust Prospectus for further information regarding Management and
Fund  Administration  Fees.

(2)  Franklin  Advisers,  Inc. agreed in advance to waive a portion of its Management
Fee  and  to make certain payments to reduce expenses of the Money Market Fund during
1995  and  is  currently continuing this arrangement in 1996. This arrangement may be terminated  at any time. With this reduction, actual Management Fees and Total Annual
Expenses  of the Money Market Fund for 1995 were 0.38% and 0.40%, respectively of the average  daily  net  assets  of  the  Fund.

(3)  The Templeton Global Asset Allocation Fund commenced operations May 1, 1995. The expenses  shown  are  estimated  expenses  for  the  Fund  for  1996.

(4)  The Small Cap Fund commenced operations November 1, 1995. The expenses shown are estimated  expenses  for  the  Fund  for  1996.

(5)  The  Templeton  International Smaller Companies Fund and the Capital Growth Fund
commenced  operations  May 1, 1996. The expenses shown are estimated expenses for the
Funds  for  1996.

(6)  The  Mutual  Discovery  Securities  Fund  and  the Mutual Shares Securities Fund
commenced  operations November 8, 1996. The expenses shown are estimated expenses for the  Funds  for  1996.





                                 THE COMPANY

Preferred Life Insurance Company of New York (the "Company") is a stock life insurance company organized under the laws of the State of New York. The Company is a wholly-owned subsidiary of Allianz Life Insurance Company of North America ("Allianz Life"). Allianz Life is headquartered in Minneapolis, Minnesota. The Company is authorized to do direct business in six states, including New York. The Company offers group life, group accident and health insurance and variable annuity products.

NALAC Financial Plans LLC is an affiliate of the Company. It provides marketing services for the Company and is the principal underwriter of the Contracts. NALAC Financial Plans LLC is reimbursed for expenses incurred in the distribution of the Contracts.

Administration  for  the  Contract  is  provided  at the Company's VIP Service
Center:  P.O.  Box  30343,  Tampa,  FL  33630-3343,  (800)  774-5001.

                             THE VARIABLE ACCOUNT

The Variable Account was established pursuant to a resolution of the Board of Directors on February 26, 1988. The Variable Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act").

The assets of the Variable Account are the property of the Company. However, the assets of the Variable Account equal to the reserves, and other contract liabilities with respect to the Variable Account, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains and losses, whether or not realized, are, in accordance with the Contracts, credited to or charged against the Variable Account without regard to other income, gains or losses of the Company. The Company's obligations arising under the Contracts are general corporate obligations.

The Variable Account meets the definition of a "separate account" under the federal securities laws.

The Variable Account is divided into Sub-Accounts with the assets of each Sub-Account invested in one of the Funds of Franklin Valuemark Funds.

                           FRANKLIN VALUEMARK FUNDS

FIFTEEN OF THE TWENTY-THREE FUNDS CURRENTLY AVAILABLE CONSTITUTING THE FRANKLIN VALUEMARK FUNDS ARE AVAILABLE UNDER THE CONTRACTS DESCRIBED IN THIS PROSPECTUS. Franklin Valuemark Funds (the "Trust") is an open-end management investment company registered under the 1940 Act. The investment objectives of each Fund and a discussion of potential risks are found in the accompanying prospectus for the Trust, which is included with this Prospectus and incorporated herein by reference.

PURCHASERS SHOULD READ THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS FOR THE TRUST CAREFULLY BEFORE INVESTING.

Franklin Advisers, Inc. ("Advisers"), serves as each Fund's (except the Rising Dividends Fund, the Templeton Global Growth Fund, the Templeton Developing Markets Equity Fund, the Templeton Global Asset Allocation Fund, the Templeton International Smaller Companies Fund, the Mutual Shares Securities Fund and the Mutual Discovery Securities Fund) investment manager. The investment manager for the Templeton Global Growth Fund and the Templeton Global Asset Allocation Fund is Templeton Global Advisors Limited. The investment manager for the Templeton Developing Markets Equity Fund is Templeton Asset Management Ltd. The investment manager for the Templeton International Smaller Companies Fund is Templeton Investment Counsel, Inc. The investment manager for the Mutual Shares Securities Fund and the Mutual Discovery Securities Fund is Franklin Mutual Advisers, Inc. Franklin Advisory Services, Inc. replaced Advisers as the Manager for the Rising Dividends Fund on July 1, 1996. Certain Managers have retained one or more subadvisers. All investment managers, advisers or subadvisers are referred to collectively as "Managers."

The Managers are direct or indirect wholly-owned subsidiaries of Franklin Resources, Inc., a publicly-owned holding company. The Managers, subject to the overall policies, control, direction, and review of the Board of Trustees of the Trust, are responsible for recommending and providing advice with respect to each Fund's investments, and for determining which securities will be purchased, retained or sold as well as for execution of portfolio transactions.

Franklin Templeton Services, Inc. ("Fund Administrator"), provides certain administrative facilities and services for the Funds.

Franklin Templeton Investor Services, Inc., also a wholly-owned subsidiary of Franklin Resources, Inc., maintains the records of the Trust's shareholder accounts, processes purchases and redemptions of shares, and serves as each Fund's dividend paying agent.

THE  FOLLOWING  FUNDS  ARE  AVAILABLE:

FUND  SEEKING  STABILITY  OF  PRINCIPAL  AND  INCOME
     Money  Market  Fund

FUNDS  SEEKING  GROWTH  AND  INCOME
     Growth  and  Income  Fund
     Income  Securities  Fund
     Mutual  Shares  Securities  Fund
     Rising  Dividends  Fund
     Templeton  Global  Asset  Allocation  Fund
     Utility  Equity  Fund

FUNDS  SEEKING  CAPITAL  GROWTH
     Capital  Growth  Fund
     Mutual  Discovery  Securities  Fund
     Small  Cap  Fund
     Templeton  Developing  Markets  Equity  Fund
     Templeton  Global  Growth  Fund
     Templeton  International  Equity  Fund
     Templeton  International  Smaller  Companies  Fund
     Templeton  Pacific  Growth  Fund

GENERAL

There is no assurance that the investment objectives of any of the Funds will be met. Contract Owners bear the complete investment risk.

Additional Funds and/or additional Eligible Investments may, from time to time, be made available as investments to underlie the Contract. However, the right to make such selections will be limited by the terms and conditions imposed on such transactions by the Company. (See "Purchase Payments and Contract Value Allocation of Purchase Payment.")

SUBSTITUTION  OF  SECURITIES

If the shares of any Fund of the Trust should no longer be available for investment by the Variable Account or if, in the judgment of the Company, the substitution of shares of any Fund for another would be in the best interests of Contract Owners in view of the purpose of the Contract, the Company may substitute shares of another Eligible Investment (or Fund within the Trust). No substitution of securities in any Sub-Account may take place without prior approval of the Securities and Exchange Commission and under such requirements as it may impose.

VOTING  RIGHTS

In accordance with its view of present applicable law, the Company will vote the shares of the Trust held in the Variable Account at special meetings of the shareholders of the Trust in accordance with instructions received from persons having the voting interest in the Variable Account. The Company will vote shares for which it has not received instructions, as well as shares attributable to it, in the same proportion as it votes shares for which it has received instructions. The Trust does not hold regular meetings of shareholders.

The number of shares which a person has a right to vote will be determined as of a date to be chosen by the Company not more than sixty (60) days prior to the meeting of the Trust. Voting instructions will be solicited by written communication at least fourteen (14) days prior to the meeting.

Trust shares are issued and redeemed only in connection with variable annuity contracts and variable life insurance policies issued through separate accounts of the Company and its affiliates. The Trust does not foresee any disadvantage to Contract Owners arising out of the fact that the Trust may be made available to separate accounts which are used in connection with both variable annuity and variable life insurance products. Nevertheless, the Trust's Board of Trustees intends to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in the Trust. This might force the Trust to sell portfolio securities at disadvantageous prices.

                            CHARGES AND DEDUCTIONS

Various charges and deductions are made from the Single Purchase Payment and the Variable Account. These charges and deductions are:

DEDUCTION  FOR  MORTALITY  AND  EXPENSE  RISK  CHARGE

The Company deducts on each Valuation Date a Mortality and Expense Risk Charge which is equal, on an annual basis, to 1.25% of the average daily net assets of the Variable Account. The mortality risks assumed by the Company arise from its contractual obligation to make annuity payments for the life of the Annuitant in accordance with annuity rates guaranteed in the Contracts. The expense risk assumed by the Company is that all actual EXPENSES involved in administering the Contracts, including Contract maintenance costs, administrative costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, and the costs of other services may exceed the amount recovered from the Administrative Expense Charge.

If the Mortality and Expense Risk Charge is insufficient to cover the actual costs, the loss will be borne by the Company. Conversely, if the amount deducted proves more than sufficient, the excess will be a profit to the Company. The Company expects to profit from this charge.

The Mortality and Expense Risk Charge is guaranteed by the Company and cannot be increased.

The Mortality and Expense Risk Charge is assessed both before and after the Income Date. The Company will continue to assess the Mortality and Expense Risk Charge during payment of an Annuity Option that does not involve a life contingency even though it no longer bears any mortality risk on such payment obligation.

DEDUCTION  FOR  ADMINISTRATIVE  EXPENSE  CHARGE

The Company deducts on each Valuation Date an Administrative Expense Charge which is equal, on an annual basis, to 0.15% of the average daily net assets of the Variable Account. This charge is to reimburse the Company for the EXPENSES it incurs in the establishment and maintenance of the Contracts and the Variable Account. These EXPENSES include, but are not limited to: preparation of the Contracts, confirmations, annual reports and statements, maintenance of Contract records, maintenance of Variable Account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for Contract servicing, and all accounting, valuation, regulatory and reporting requirements. The Company does not intend to profit from this charge. This charge will be reduced to the extent that the amount of this charge is in excess of that necessary to reimburse the Company for its administrative EXPENSES. Should this charge prove to be insufficient, the Company will not increase this charge and will incur the loss.

DEDUCTION  FOR  INCOME  TAXES

While the Company is not currently maintaining a provision for federal income taxes, the Company has reserved the right to establish a provision for income taxes if it determines, in its sole discretion, that it will incur a tax as a result of the operation of the Variable Account. The Company will deduct for any income taxes incurred by it as a result of the operation of the Variable Account whether or not there was a provision for taxes and whether or not it was sufficient.

DEDUCTION  FOR  TRUST  EXPENSES

There are other deductions from, and EXPENSES paid out of, the assets of Franklin Valuemark Funds, which are described in the accompanying Trust Prospectus.

                              ANNUITY PROVISIONS

INCOME  DATE

The Income Date is the date on which annuity payments begin. The Contract Owner selects an Income Date at the time of issue. The Income Date must be the first or fifteenth day of a calendar month and not later than 60 days from the Effective Date.

ANNUITY  OPTIONS

The Contract provides for an Annuity under any of the Annuity Options described below, provided the Annuitant or any Joint Annuitant is alive on the Income Date. Except for Annuity Option 6, once selected the Option is irrevocable. The amount of each payment depends upon the Annuity Option chosen and for Annuity Options 1-5, the Annuitant's and any Joint Annuitant's Age on the Annuity Calculation Date. Additionally, annuity payments under all Options will vary with the investment experience of the Sub-Accounts of the Variable Account and may be either higher or lower than the first payment.

The  Annuity  Options  currently  available  are:

     OPTION 1 - LIFE ANNUITY. Monthly annuity payments are paid during the life of the Annuitant ceasing with the last annuity payment due prior to the Annuitant's death.

     OPTION 2 - LIFE ANNUITY WITH 60, 120, 180, OR 240 MONTHLY PAYMENTS GUARANTEED. Monthly annuity payments are paid during the life of an Annuitant with a guarantee that if, at the Annuitant's death, annuity payments have been made for less than a 60, 120, 180 or 240 month period as elected, then annuity payments will be continued thereafter to the Beneficiary for the remainder of the guaranteed period. The Beneficiary may elect to have the present value (determined as set forth in the Contract) of the guaranteed annuity payments remaining commuted at the Assumed Investment Return and paid in a lump sum, less the applicable commutation fee of 5% of the proceeds in Contract Years 1 and 2 reducing by 1% per year until it is 1% for Contract Year 6 and thereafter (subject to applicable state law and regulation). The Company will require the return of the Contract and proof of death prior to the payment of any commuted values.

     OPTION 3 - JOINT AND LAST SURVIVOR ANNUITY. Monthly annuity payments are paid during the joint lifetime of the Annuitant and the Joint Annuitant. Upon the death of the Annuitant, if the Joint Annuitant is then living, payments will be paid thereafter during the remaining lifetime of the Joint Annuitant at a level of 100%, 75% or 50% of the original level as elected. Monthly payments cease with the final annuity payment due prior to the survivor's death.

     OPTION 4 - JOINT AND LAST SURVIVOR ANNUITY WITH 60, 120, 180 OR 240 MONTHLY PAYMENTS GUARANTEED. Monthly annuity payments are paid during the joint lifetime of the Annuitant and the Joint Annuitant. Monthly payments are paid thereafter during the remaining lifetime of the Joint Annuitant at 100% of the original level. If, after the death of both the Annuitant and the Joint Annuitant, annuity payments have been made for less than a 60, 120, 180 or 240 month period as elected, then annuity payments will be continued thereafter to the Beneficiary for the remainder of the guaranteed period. The Beneficiary may elect to have the present value (determined as set forth in the Contract) of the guaranteed annuity payments remaining commuted at the Assumed Investment Rate and paid in a lump sum, less the applicable commutation fee of 5% of the proceeds in Contract Years 1 and 2 reducing by 1% per year until it is 1% for Contract Year 6 and thereafter (subject to applicable state law and regulation). The Company will require the return of the Contract and proof of death prior to the payment of any commuted values.

     OPTION 5 - UNIT REFUND LIFE ANNUITY. Monthly annuity payments are paid during the life of the Annuitant ceasing with the last annuity payment due prior to the Annuitant's death with a guarantee that, at the Annuitant's death, the Beneficiary will receive a single cash payment (refund) equal to the then dollar value of the number of Annuity Units equal to (1) the total net amount applied to purchase the Annuity divided by the Annuity Unit value used to determine the first annuity payment, minus (2) the product of the number of the Annuity Units represented by each payment and the number of payments made. This calculation will be made based upon the assumption that the allocation of Annuity Units actually in-force at the time of the Annuitant's death had been the allocation of Annuity Units at issue and at all times thereafter. If this value is negative, a zero result occurs.

OPTION 6 - SPECIFIED PERIOD CERTAIN ANNUITY. Monthly annuity payments are paid for a specified period of time. The Specified Period Certain is elected by the Contract Owner and must be specified as a whole number of years from 5 to 30. If at the time of the death of the last Annuitant and any Joint Annuitant, the annuity payments actually made have been for less than the Specified Period Certain, then annuity payments will be continued thereafter to the Beneficiary for the remainder of the Specified Period Certain. OPTION 6 IS NOT AVAILABLE UNTIL APPROVED BY THE NEW YORK INSURANCE DEPARTMENT.

After the first Contract Anniversary, an Option 6 payout can be exchanged for a life contingent payout (Options 1-5) if the Total Withdrawal Value is at least $25,000 and in the case of a Non-Qualified Contract the Contract Owner has attained age 59 1/2 and in the case of a Qualified Contract the exchange is made after the later of the Contract Owner attaining age 59 1/2 or 5 years from the date of the first annuity payment, and prior to the year in which the Contract Owner reaches age 70 1/2. The annuity purchase rates used will be those that were in effect as of the original Effective Date of the Option 6 Contract. A new Contract will be exchanged for the existing Contract which must be returned to the Company. The Contract Owner/Annuitant and Joint Annuitant, if any, must be the same under both Contracts.

CONTRACT  WITHDRAWALS  (LIQUIDATIONS)

Annuity  Options  2  and  4

If the Contract Owner has selected Annuity Option 2 or 4, partial withdrawals from the Contract may be made after the first Contract Year as follows. During the lifetime of the Annuitant(s) and while the number of annuity payments made is less than the guaranteed number of payments elected, the Contract Owner may once each Contract Year request a withdrawal representing a partial liquidation of the Total Withdrawal Value. The Total Withdrawal Value is equal to the present value of the remaining guaranteed annuity payments, to the end of the period certain, commuted at the Assumed Investment Return less a commutation fee of 5% of the amount withdrawn in Contract Year 2 and reducing by 1% per year until it is 1% for Contract Year 6 and thereafter. The commutation fee is a charge collected by the Company equal to a percentage of the Total Withdrawal Value liquidated. Partial liquidations will be processed on the next Annuity Calculation Date following the Contract Owner's written request. After a partial liquidation, the subsequent monthly annuity payment during the guaranteed period certain will be reduced by the percentage of the Total Withdrawal Value liquidated, including the commutation fee. After the guaranteed number of payments has been paid, the number of Annuity Units used in calculating the monthly payments will be restored to their original value as if no liquidations had taken place. The total amount allowed to be liquidated as a cumulative percentage of the Total Withdrawal Value cannot exceed 25% of the Total Withdrawal Value. The minimum allowable partial liquidation is the lesser of $2,500 or the remaining portion of the Total
Withdrawal Value available to be liquidated. PARTIAL WITHDRAWALS ARE NOT AVAILABLE UNTIL APPROVED BY THE NEW YORK INSURANCE DEPARTMENT.

Annuity  Option  6

If the Contract Owner has selected Annuity Option 6, withdrawals from the Contract may be made as follows. A withdrawal may be made at least once per Contract Year up to the Total Withdrawal Value in the Contract. The Total Withdrawal Value is equal to the present value of the remaining annuity payments, to the end of the Specified Period Certain, commuted at the Assumed Investment Return, less a commutation fee of 1% of the amount withdrawn in the first Contract Year. The Company reserves the right to restrict the amount of a partial withdrawal to a minimum of $2,500. The Company may require a complete withdrawal if the remaining Total Withdrawal Value after a requested partial withdrawal would be less than $35,000. Partial withdrawals will be processed on the next Annuity Calculation Date following the Contract Owner's written request. The Company will require the return of the Contract prior to the payment of the entire commuted value.

See "Tax Status - Tax Treatment of Distributions - Non-Qualified Contracts" and "Tax Status - Tax Treatment of Distributions - IRA Contracts" for a discussion of the tax treatment of withdrawals from the Contracts.

DETERMINATION  OF  ANNUITY  PAYMENTS

On the Annuity Calculation Date, a fixed number of Annuity Units will be purchased, determined as follows:

The first annuity payment is equal to the Contract Value allocated to the Variable Account divided first by $1,000 and then multiplied by the appropriate annuity payment amount for each $1,000 of value for the Annuity Option selected. In each Sub-Account the fixed number of Annuity Units is determined by dividing the amount of the initial annuity payment determined for each Sub-Account by the Annuity Unit value on the Annuity Calculation Date. Thereafter, the number of Annuity Units in each Sub-Account remains unchanged unless the Contract Owner elects to transfer between Sub-Accounts. All calculations will appropriately reflect the annuity payment frequency selected.

On each subsequent annuity payment date, the total annuity payment is the sum of the annuity payments determined for each Sub-Account. The annuity payment in each Sub-Account is determined by multiplying the number of Annuity Units then allocated to such Sub-Account by the Annuity Unit value for that Sub-Account. See the Statement of Additional Information for a more detailed discussion on how Annuity Units are valued.

For each Sub-Account, the value of an Annuity Unit was initially set arbitrarily. On each subsequent Valuation Date the value of an Annuity Unit is determined in the following way:

FIRST: The Net Investment Factor is determined by dividing (a) by (b) and adding (c) to the result, where:


     a. is the net increase or decrease in the Net Asset Value per share of the Fund (or other Eligible Investment) plus the per share amount of any dividend or capital gain distribution paid by the Fund (or Eligible Investment) during the Valuation Period, plus or minus a per share charge or credit for any taxes incurred by or reserved for in the Sub-Account as of the end of the current Valuation Period which the Company determines to have resulted from maintenance of the Sub-Account; and

     b.  is  the  Net  Asset  Value  per  share of the Fund (or other Eligible
Investment) at the beginning of the Valuation Period, plus or minus a per share charge or credit for any taxes incurred by or reserved for in the Sub-Account as of the end of the immediately preceding Valuation Period which the Company determines to have resulted from maintenance of the Sub-Account; and

     c. is the net result of 1.000 less the Valuation Period deduction for the charges to the Sub-Account.

The  Net  Investment  Factor  may  be  more  or  less  than  one.

SECOND:  The  value  of  an  Annuity  Unit  for  a Valuation Date is equal to:

     a.   the value of the Annuity Unit on the immediately preceding Valuation
          Date;

     b. multiplied by the Net Investment Factor for the Valuation Period ending on the current Valuation Date;

     c. divided by the Assumed Net Investment Factor (see below) for the Valuation Period.

The Assumed Net Investment Factor is equal to one plus the Assumed Investment Return which is used in determining the basis for the purchase of an Annuity, adjusted to reflect the particular Valuation Period. For example, with a 5% Assumed Investment Return, the Assumed Net Investment Factor for a one-year Valuation Period would be 1.05. For a one-day Valuation Period, the Assumed Net Investment Factor would be 1.00013368062.

The Assumed Investment Return is the investment return upon which annuity payments are based. Income will increase from one annuity Income Date to the next if the annualized net rate of return during that time is greater than the Assumed Investment Return and will decrease if the annualized net rate of return is less than the Assumed Investment Return.

A Contract Owner may choose either a 5% or a 3% Assumed Investment Return. If the Contract Owner does not choose one, the 5% Assumed Investment Return automatically applies. Choosing the 5% Assumed Investment Return instead of the 3% Assumed Investment Return will result in a higher initial amount of income, but income will increase more slowly during periods of good investment performance of the Trust and decrease more rapidly during periods of poor investment performance.

The  variable annuity benefits provided for under the Contract are based upon:
(a) the 1983(a) Blended Unisex Mortality Table with 50% female content, projected to the year 2000 with Projection Scale G; (b) the Assumed Investment Return, and (c) any applicable taxes.

                                THE CONTRACTS

OWNERSHIP

The Annuitant is the Contract Owner. The Contract Owner exercises all the rights of the Contract, subject to the rights of (1) any assignee under an assignment filed with the Company's VIP Service Center, and (2) any irrevocably named Beneficiary.

Upon the death of the Contract Owner, the Joint Annuitant, if not already a Joint Owner, will become the Contract Owner. On or after the Income Date, if there is no Joint Annuitant or upon the death of the Joint Annuitant, the Beneficiary(ies) become the Owner(s) of their respective shares.

If the Contract Owner dies before the Income Date and there is no Joint Annuitant, the Contract will be treated as if it had never been issued and the Company will return the Single Purchase Payment to the Contract Owner's estate.

ASSIGNMENT

The Contract Owner may assign the Contract. A copy of any assignment must be filed with the Company's VIP Service Center. The Company is not responsible for the validity of any assignment. If the Contract is assigned, the Contract Owner's rights and those of any revocably-named person will be subject to the assignment. An assignment will not affect any payments the Company may make or actions it may take before such assignment has been recorded at its VIP Service Center.

If the Contract is issued pursuant to a qualified plan, it may not be assigned, pledged or otherwise transferred except as may be allowed under applicable law.

BENEFICIARY

One or more Beneficiaries and/or Contingent Beneficiaries are named by the Contract Owner and are entitled to receive any death benefits to be paid.

CHANGE  OF  BENEFICIARY

The Contract Owner may change a Beneficiary or Contingent Beneficiary by filing a written request with the Company at its VIP Service Center unless an irrevocable Beneficiary designation was previously filed. After the change is recorded, it will take effect as of the date the request was signed. If the request reaches the VIP Service Center after the Contract Owner dies but before any payment to a Beneficiary is made, the change will be valid. The Company will not be liable for any payment made or action taken before it records the change.

DEATH  OF  BENEFICIARY

Unless the Contract Owner provided otherwise, any amount payable after his/her death and that of any Joint Annuitant will be payable:

     (1)  in  respective  shares  to  such Beneficiaries as are then living;

     (2) if no Beneficiary is then living, payment will be made in respective shares to such Contingent Beneficiaries as are then living;

     (3) if no Beneficiary or Contingent Beneficiary is then living, payment will be made to the Contract Owner's estate.

ANNUITANT

The Annuitant is the primary person upon whose continuation of life any annuity payment involving life contingencies depends. The Contract Owner is the Annuitant. A Joint Annuitant is a person other than the Annuitant on whose life annuity payments may also be based. The Annuitant, and any Joint Annuitant, must be a natural person.

                          PROCEEDS PAYABLE AT DEATH

If the Contract Owner dies before the Income Date and there is no Joint Annuitant, the Contract will be treated as if it had never been issued and the Company will return the Single Purchase Payment to the Contract Owner's estate.

If the Contract Owner has chosen either Option 3, Option 4 or Option 6 with a Joint Annuitant and either the Contract Owner or the Joint Annuitant dies before the Income Date, the Annuity Option will be changed to Option 2 with 120 monthly payments guaranteed. If the life expectancy of the survivor is less than 120 months, the period of guaranteed payments will be 60 months. If the Contract Owner or Joint Annuitant die on or after the Income Date, the death benefit, if any, will be payable under the selected Annuity Option. The Company will require proof of death.

                     PURCHASE PAYMENTS AND CONTRACT VALUE

SINGLE  PURCHASE  PAYMENT

The Single Purchase Payment is paid to the Company at its VIP Service Center. The minimum purchase payment the Company will accept is $35,000. Contract Owners can acquire more than one Contract and the Single Purchase Payment for each need not be $35,000 if the average purchase payment for each Contract is $35,000 or more.

ALLOCATION  OF  SINGLE  PURCHASE  PAYMENT

The Single Purchase Payment is allocated to one or more of the Sub-Accounts of the Variable Account on the Effective Date. The requested allocation to each Sub-Account is made in percentages of the Single Purchase Payment. Whole percentages must be used and each must be at least 10%. The Company has the right to allocate the Single Purchase Payment to the Money Market Sub-Account until the expiration of the Free-Look Period. Thereafter, the allocations will be made to one or more of the Sub-Accounts as selected by the Contract Owner. The Company reserves the right to limit the number of Sub-Accounts that a Contract Owner may invest in at any one time. Currently, the Contract Owner may select up to ten Sub-Accounts.

When all forms required to issue the Contract are received and in good order, the Company will apply the Single Purchase Payment to the Variable Account and credit the Contract with VIP Units within two business days of receipt.

In addition to the underwriting requirements of the Company, good order means that the Company has received federal funds (monies credited to a bank's account with its regional Federal Reserve Bank). The Company requires proof, satisfactory to it, of the Age of the Annuitant and any Joint Annuitant. The Company will not issue a Contract if either the Annuitant or the Joint Annuitant are over Age 90. If the required forms for the Contract are not in good order, the Company will attempt to get them in good order or the Company will return the form(s) and the purchase payment within five business days. The Company will not retain the Single Purchase Payment for more than five business days while processing incomplete forms unless it has been so authorized by the purchaser.

CONTRACT  VALUE

The Purchase Payment is allocated among the various Sub-Accounts within the Variable Account. For each Sub-Account, the Purchase Payment is converted into VIP Units. The Contract Value on or before the Annuity Calculation Date is the sum of the values for the Contract within each Sub-Account. The value within each Sub-Account is determined by multiplying the number of VIP Units attributable to the Contract in the Sub-Account by the VIP Unit value for the Sub-Account. On the Annuity Calculation Date, the Contract Value is converted to annuity payments. After the Annuity Calculation Date, there is no Contract Value.

VIP  UNIT

When the Purchase Payment is allocated to the Variable Account, the amount allocated to each Sub-Account is converted to VIP Units. The number of VIP Units credited to each Sub-Account is determined by dividing the portion of the Purchase Payment that is allocated to the Sub-Account by the value of the VIP Unit for the Sub-Account as of the Effective Date. The VIP Unit value for each Sub-Account was arbitrarily set initially. The VIP Unit value for any later Valuation Period on or before the Annuity Calculation Date is determined by subtracting (b) from (a) and dividing the result by (c) where:

     a.  is  the  net  result  of

         1) the assets of the Sub-Account attributable to VIP Units (i.e., the aggregate value of the underlying Eligible Investments held at the end of such Valuation Period); plus or minus

         2) the cumulative charge or credit for taxes reserved which is determined by the Company to have resulted from the operation of the Sub-Account;


     b. is the cumulative unpaid charge for the Mortality and Expense Risk Charge and for the Administrative Expense Charge (See "Charges and Deductions"); and

     c. is the number of VIP Units outstanding at the end of such Valuation Period.

The VIP Unit value may increase or decrease from Valuation Period to Valuation Period.

TRANSFERS

The Contract Owner may transfer all or part of the Contract Owner's interest in a Sub-Account to another Sub-Account without the imposition of any fee or charge.

Neither the Variable Account nor the Trust is designed for professional market timing organizations, other entities, or individuals using programmed, large, or frequent transfers. A pattern of exchanges that coincides with a "market timing" strategy may be disruptive to a Fund and may be refused. Accounts under common ownership or control may be aggregated for purposes of transfer limits. In coordination with the Trust, the Company reserves the right to restrict the transfer privilege or reject any specific purchase payment allocation request for any person whose transactions seem to follow a timing pattern.

All  transfers  are  subject  to  the  following:

    a. no partial transfer will be made if it would result in any selected Sub-Account providing less than 10% of the benefits under the Contract.

    b. transfers will be effected during the Valuation Period next following receipt by the Company of a written transfer request (or by telephone, if authorized) containing all required information. No transfers may occur until the end of the Free-Look Period. (See "Highlights.")

    c. any transfer direction must clearly specify the new allocation percentage(s) and the Sub- Accounts which are to be re-allocated.

    d. the Company reserves the right to limit the number of transfers among Sub-Accounts to not fewer than 6 transfers per calendar year. The Company also reserves the right at any time and without prior notice to any party to modify the transfer provisions described above, subject to applicable state law and regulation.

A Contract Owner may elect to make transfers by telephone. To elect this option the Contract Owner must do so in writing to the Company. If there are Joint Owners, unless the Company is informed to the contrary, instructions will be accepted from either one of the Joint Owners. The Company will use reasonable procedures to confirm that instructions communicated by telephone are genuine. If it does not, the Company may be liable for any losses due to unauthorized or fraudulent instructions. The Company tape records all telephone instructions.

                                 DISTRIBUTOR

NALAC Financial Plans LLC ("NFP"), 1750 Hennepin Avenue, Minneapolis, Minnesota, acts as the distributor of the Contracts. NFP is an affiliate of the Company. The Contracts are offered on a continuous basis. NFP has subcontracted with Franklin Advisers, Inc. ("Advisers") for it and/or certain of its affiliates to provide certain marketing support services and NFP compensates these entities for their services. Commissions and expense reimbursements will be paid to broker-dealers who sell the Contracts.
Broker-dealers will be paid commissions at the time of purchase up to 4% of the Single Purchase Payment. Amounts paid to broker-dealers by the Company will be paid out of general assets of the Company which may include proceeds derived from the Mortality and Expense Risk Charge the Company deducts from the Variable Account.

DELAY  OF  PAYMENTS

The Company reserves the right to suspend or postpone payments for any period when:

     1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     2.  trading  on  the  New  York  Stock  Exchange  is  restricted;

     3. an emergency exists as a result of which disposal of securities held in the Variable Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets; or

     4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of Contract Owners.
The applicable rules and regulations of the Securities and Exchange Commission will govern as to whether the conditions described in 2 and 3 exist.

                       ADMINISTRATION OF THE CONTRACTS

While the Company has primary responsibility for all administration of the Contracts, it has retained the services of Templeton Funds Annuity Company ("TFAC" or "VIP Service Center") pursuant to an Administration Agreement. Such administrative services include issuance of the Contracts and maintenance of Contract Owners' records. The Company pays all fees and charges of TFAC. TFAC is an indirect wholly-owned subsidiary of Franklin Resources, Inc. which is also the ultimate parent of all Managers to the Trust. TFAC will enter into a reinsurance agreement with the Company with respect to certain risks under the Contracts.

                               PERFORMANCE DATA

MONEY  MARKET  SUB-ACCOUNT

From time to time, the Company or NFP may advertise the "yield" and "effective yield" of the Money Market Sub-Account. Both yield figures will be based on historical earnings and are not intended to indicate future performance. The "yield" of the Money Market Sub-Account refers to the income generated by Contract Values in the Money Market Sub-Account over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the Contract Values in the Money Market Sub-Account. The "effective yield" is calculated similarly but, when annualized, the income earned by Contract Values in the Money Market Sub-Account is assumed to be reinvested. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. The computation of the yield calculation includes a deduction for the Mortality and Expense Risk Charge and Administrative Expense Charge.

OTHER  SUB-ACCOUNTS

From time to time, the Company or NFP may publish the current yields and total returns of the other Sub-Accounts in advertisements and communications to Contract Owners. The current yield for each Sub-Account will be calculated by dividing the annualization of the interest income earned by the underlying Fund during a recent 30-day period by the maximum VIP Unit value at the end of such period. Total return information will include the Sub-Account's average annual total return over the most recent four calendar quarters, the period from the Sub-Account's inception of operations, and, for Sub-Accounts in existence for five years or more, for five years. The average annual total return is based upon the value of the VIP Units acquired through a hypothetical $1,000 investment of the VIP Unit value at the beginning of the specified period and the value of the VIP Unit at the end of such period, assuming reinvestment of all distributions and the deduction of the Mortality and Expense Risk Charge and the Administrative Expense Charge. Each Sub-Account may also advertise cumulative and total return information over different periods of time.

The Company or NFP may, in addition, advertise or present yield or total return performance information computed on a different basis, or for the Funds. Contract Owners should note that the investment results of each Sub-Account will fluctuate over time, and any presentation of a Sub-Account's current yield or total return for any prior period should not be considered as a representation of what an investment may earn or what a Contract Owner's yield or total return may be in any future period.

Hypothetical performance illustrations for a hypothetical contract may be prepared for sales literature or advertisements. See "Calculation of Performance Data" in the Statement of Additional Information.

The Appendix to this Prospectus contains performance information that you might find informative. Certain Funds have been in existence for some time and have investment performance history. However, the Contracts are new. In order to demonstrate how the actual investment experience of the Funds may affect VIP Unit values, the Company has prepared hypothetical performance information. This information is contained in Part 1 in Appendix B to this Prospectus. The performance is based on the performance of the Funds, modified to reflect the charges and expenses of the Contract as if it had been in existence for the time periods shown. The information is based upon the historical experience of the Funds and does not necessarily represent what a Contract Owner's investment would earn in those Funds.

The Mutual Shares Securities Fund and the Mutual Discovery Securities Fund ("New Valuemark funds") are newly created and therefore do not yet have their own performance record. However, they have the same investment objectives and portfolio managers and substantially the same investment policies as two corresponding series of Franklin Mutual Series Fund Inc. (formerly, Mutual Series Fund Inc.) which have been sold to the public ("Public Funds"). In order to show how the performance of the Public Funds would have affected VIP Unit values, hypothetical performance information was developed.

Chart 1 of Part 2 in Appendix B shows the historical performance of the Public Funds which reflects the deduction of the historical fees and expenses paid by the Public Funds and not those paid by the New Valuemark funds. Chart 2 shows hypothetical performance figures for the VIP Units which assume the deduction of the Mortality and Expense Risk Charge, the Administrative Expense Charge and the fees and EXPENSES that the Public Funds paid. Chart 3 shows hypothetical monthly income which assumes the deduction of the Mortality and Expense Risk Charge, the Administrative Expense Charge and the fees and EXPENSES that the Public Funds paid. This hypothetical illustration shows how annuity income can fluctuate based on investment performance assuming a Contract with an Assumed Investment Return of 5%, providing an initial monthly annuity income of $500, was purchased at the beginning of each period illustrated. The hypothetical performance figures have not been restated to reflect the higher fees for the New Valuemark funds. If the higher fees were used, the hypothetical performance shown would be lower. Future performance may vary and the results shown are not necessarily representative of future results.

PERFORMANCE  RANKING

The performance of each or all of the Sub-Accounts of the Variable Account may be compared in its advertising and sales literature to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or series of mutual funds with investment objectives similar to each of the Sub-Accounts of the Variable Account or indices. Lipper Analytical Services, Inc. ("Lipper") and the Variable Annuity Research and Data Service ("VARDS") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper's rankings include variable life issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analyses prepared by Lipper and VARDS rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger and Morningstar.

                                  TAX STATUS

NOTE: The following description is based upon the Company's understanding of current federal income tax law applicable to annuities in general. The Company cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. The Company does not guarantee the tax status of the Contracts. Purchasers bear the complete risk that the Contracts may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described in this Prospectus may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

GENERAL

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code") governs taxation of annuities in general. A Contract Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option elected.

For annuity payments, the portion of a payment includable in income equals the excess of the payment over the exclusion amount. The exclusion amount for payments based on a variable annuity option is determined by dividing the investment in the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid (determined by Treasury Regulations). Payments received after the investment in the Contract has been recovered (i.e. the total of the excludable amounts equal the investment in the Contract) are fully taxable. The taxable portion of an annuity payment is taxed at ordinary income rates.
For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Contract Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Variable Account is not a separate entity from the Company, and its operations form a part of the Company.

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Contract as an annuity contract would result in the imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contracts meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5) which established diversification requirements for the investment portfolios underlying variable contracts such as the Contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer." The Company intends that all Funds of the Trust underlying the Contracts will be managed by the Managers for the Trust in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Contract Owner control of the investments of the Variable Account will cause the Contract Owner to be treated as the owner of the assets of the Variable Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Contract Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Contract Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Contract Owner to be considered as the owner of the assets of the Variable Account resulting in the imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Contract Owner being retroactively determined to be the owner of the assets of the Variable Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

MULTIPLE  CONTRACTS

Section 72(e)(11) of the Code provides that multiple non-qualified annuity contracts which are issued within a calendar year period to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. The legislative history of Section 72(e)(11) indicates that it was not intended to apply to immediate annuities. However, the legislative history also states that no inference is intended as to whether the Treasury Department, under its authority to prescribe rules to enforce the tax laws, may treat the combination purchase of a deferred annuity contract with an immediate annuity contract as a single contract for purposes of determining the tax consequences of any distribution.

TAX  TREATMENT  OF  DISTRIBUTIONS  -  NON-QUALIFIED  CONTRACTS

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the Contract Value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includable in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Contract Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) paid in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer and his Beneficiary; (e) as an annuity payment under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Distributions -IRA Contracts.")

The availability of total or partial withdrawals from an immediate annuity is not expressly provided for in the Code or Treasury Regulations. The only tax guidance currently available for such issue is a Private Letter Ruling holding that the right to make withdrawals does not prevent a contract from qualifying as an immediate annuity. However, the Private Letter Ruling does not address the issue of whether the making of a withdrawal would adversely affect the favorable tax treatment of annuity payments made before or after such partial withdrawal because of the requirement that all immediate annuity payments must be "substantially equal". The loss of favorable tax treatment would mean that the income portion of each annuity payment received prior to the taxpayer's attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applies. While the Company currently believes that such withdrawals will not adversely affect the favorable tax treatment of annuity payments received before or after a withdrawal and the Company intends to perform its tax reporting functions accordingly, there can be no assurance that the Internal Revenue Service will not take a contrary position. Contract Owners should obtain competent tax advice prior to making a partial or total withdrawal.

QUALIFIED  PLANS

The Contracts offered by this Prospectus may also be used with a plan qualified under Section 408(b) of the Code ("IRA Contracts"). Contract Owners, Annuitants and Beneficiaries are cautioned that benefits under an IRA Contract may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. The following discussion of IRA Contracts is not exhaustive and is for general informational purposes only. The tax rules regarding IRA Contracts are very complex and will have differing applications depending on individual facts and circumstances.
Each purchaser should obtain competent tax advice prior to purchasing IRA Contracts.

IRA Contracts include special provisions restricting Contract provisions that may otherwise be available as described in this Prospectus. Generally, IRA Contracts are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to distributions from IRA Contracts. (See "Tax Treatment of Distributions - IRA Contracts".)

On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. IRA Contracts will utilize annuity tables which do not differentiate on the basis of sex because of the use of the IRA Contracts in a Simplified Employee Pension. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

Under applicable limitations, certain amounts may be contributed to an IRA Contract which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Distributions - IRA Contracts".) Under certain conditions, distributions from other IRAs and other qualified plans may be rolled over or transferred on a tax-deferred basis into an IRA Contract. Sales of Contracts for use as IRA Contracts are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA.
Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

TAX  TREATMENT  OF  DISTRIBUTIONS  -  IRA  CONTRACTS

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract.

Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including IRA Contracts. To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Annuitant reaches age 59 1/2; (b) distributions following the death or disability of the Annuitant (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) distributions that are part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Annuitant or the joint lives (or joint life expectancies) of the Annuitant and his or her designated Beneficiary; (d) distributions made to the Contract Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Contract Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; or (e) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Contract Owner and his or her spouse and dependents if the Contract Owner has received unemployment compensation for at least 12 weeks. This exception no longer applies after the Contract Owner has been re-employed for at least 60 days. If the series of substantially equal periodic payments is modified before the later of the Annuitant attaining age 59 1/2 or 5 years from the date of the first annuity payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used. A partial withdrawal may result in the modification of the series of annuity payments made after such withdrawal and therefore could result in the imposition of the 10% penalty tax and interest for the period as described above. Competent tax advice should be obtained prior to making any withdrawals from an IRA Contract. Any amounts distributed will only be paid to the Annuitant, Joint Annuitant or Beneficiary. The Company will not transfer or pay such amounts to another IRA or tax qualified plan.

Generally, distributions from an IRA Contract must commence no later than April 1 of the calendar year, following the year in which the employee attains age 70 1/2. Generally, required distributions must be over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

TAX  TREATMENT  OF  ASSIGNMENTS

An assignment or pledge of a Contract may be a taxable event. Contract Owners should therefore consult competent tax advisers should they wish to assign their Contracts.

INCOME  TAX  WITHHOLDING

All distributions or the portion thereof which is includible in the gross income of the Contract Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Contract Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

                             FINANCIAL STATEMENTS

Audited consolidated financial statements of the Company and audited financial statements of the Variable Account as of and for the year ended December 31, 199_ are included in the Statement of Additional Information.

                              LEGAL PROCEEDINGS

There are no legal proceedings to which the Variable Account or the Distributor is a party or to which the assets of the Variable Account are subject. The Company is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Variable Account.

                     APPENDIX A - ILLUSTRATION OF VALUES

The following tables have been prepared to show how investment performance affects variable annuity income over time. The variable annuity income amounts reflect three different assumptions for a constant investment return before all expenses: 0%, 6% and 12%. These are hypothetical rates of return and, of course, the Company does not guarantee that the Contract will earn these returns for any one year or any sustained period of time. The tables are for illustrative purposes only and do not represent past or future investment returns.

The variable annuity income may be more or less than the income shown if the actual returns of the Eligible Investments are different than those illustrated. Since it is very likely that investment returns will fluctuate over time, the amount of variable annuity income will also fluctuate. The total amount of annuity income ultimately received will depend on cumulative investment returns and how long the Annuitant lives and the option chosen.

Another factor which determines the amount of variable annuity income is the Assumed Investment Return. Income will increase from one annuity Income Date to the next if the annualized Net Rate of Return during that time is greater than the Assumed Investment Return, and will decrease if the annualized Net Rate of Return is less than the Assumed Investment Return.

Two illustrations follow. The first is based on a 3% Assumed Investment Return, and the second is based on a 5% Assumed Investment Return. The income amounts shown reflect the deduction of all fees and expenses. Actual Trust fees and expenses will vary from year to year and from Fund to Fund and may thus be higher or lower than the assumed rate. The illustrations assume that each Fund of the Trust will incur expenses at an annual rate of 0.76% of the average daily net assets of the Fund. This is the average in 1995, weighted by Fund net assets as of 12/31/95. The Mortality and Expense Risk Charge and Administrative Expense Charge are calculated, in the aggregate, at an annual rate of 1.40% of the average daily net assets of the Variable Account. After taking these expenses and charges into consideration, the illustrated gross investment returns of 0%, 6% and 12% are approximately equal to net rates of -2.14%, 3.73% and 9.60%, respectively.



                      VALUEMARK INCOME PLUS ILLUSTRATION

ANNUITANT:             John Doe             ANNUITY PURCHASE AMOUNT:  $100,000
DATE OF BIRTH:         1/1/27               EFFECTIVE DATE:            12/1/96
ANNUITY INCOME OPTION: Single Life Annuity  FIRST ANNUITY INCOME DATE:  1/1/97
PREMIUM  TAX:                 0%          FREQUENCY OF ANNUITY INCOME: Monthly
                                           ASSUMED  INVESTMENT RETURN:      3%

The amount of monthly variable annuity income shown in the table below and the graph that follows assumes a constant annual investment return. The amount of variable annuity income that is actually received will depend on the investment performance of the underlying Fund(s) selected. The variable annuity income can go up or down and no minimum dollar amount of variable annuity income is guaranteed. The amounts shown are based on a 3% Assumed Investment Return. Income will remain constant at $625 per month when the annualized net rate of return after expenses is 3%.

                           MONTHLY ANNUITY PAYMENTS

                          Annual rate of return before expenses:        0%       6%        12%
Annuity Income Date  Age  Annual rate of return after expenses:     -2.14%    3.73%      9.60%
-------------------  ---  --------------------------------------   ------    -----    -------

January 1, 1997       70                                          $   622   $  625   $    628
January 1, 1998       71                                              591      629        668
January 1, 1999       72                                              561      634        711
January 1, 2000       73                                              533      638        757
January 1, 2001       74                                              507      643        805
January 1, 2006       79                                              392      666      1,099
January 1, 2011       84                                              304      690      1,499
January 1, 2016       89                                              235      715      2,045
January 1, 2021       94                                              182      741      2,790



THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS.

The  following  table  summarizes    Annuity Income with an Assumed Investment
Return  of  3%. This table is presented graphically in the printed prospectus.

                            MONTHLY PAYMENT AMOUNT

                -2.14%             3.73%             9.60%
      Annual Rate       Annual Rate       Annual Rate
      of Return         of Return         of Return
Year  After Expenses    After Expenses    After Expenses
----  ----------------  ----------------  ----------------

   1  $           622   $           625   $           628
   2              591               629               668
   3              561               634               711
   4              533               638               757
   5              507               643               805
   6              481               647               857
   7              457               652               912
   8              435               657               970
   9              413               661             1,032
  10              392               666             1,099
  11              373               671             1,169
  12              354               675             1,244
  13              336               680             1,324
  14              320               685             1,409
  15              304               690             1,499
  16              288               695             1,595
  17              274               700             1,697
  18              260               705             1,806
  19              247               710             1,922
  20              235               715             2,045
  21              223               720             2,176
  22              212               725             2,316
  23              202               730             2,464
  24              192               735             2,622
  25              182               741             2,790



                      VALUEMARK INCOME PLUS ILLUSTRATION

ANNUITANT:             John Doe            ANNUITY PURCHASE AMOUNT:   $100,000
DATE OF BIRTH:         1/1/27              EFFECTIVE DATE:             12/1/96
ANNUITY INCOME OPTION: Single Life Annuity FIRST ANNUITY INCOME DATE:   1/1/97
PREMIUM  TAX:                 0%          FREQUENCY OF ANNUITY INCOME: Monthly
                                           ASSUMED INVESTMENT RETURN:       5%

The amount of monthly variable annuity income shown in the table below and the graph that follows assumes a constant annual investment return. The amount of variable annuity income that is actually received will depend on the investment performance of the underlying Fund(s) selected. The variable annuity income can go up or down and no minimum dollar amount of variable annuity income is guaranteed. The amounts shown are based on a 5% Assumed Investment Return. Income will remain constant at $742 per month when the annual rate of return after expenses is 5%.

                           MONTHLY ANNUITY PAYMENTS

                          Annual rate of return before expenses:        0%       6%        12%
Annuity Income Date  Age  Annual rate of return after expenses:     -2.14%    3.73%      9.60%
-------------------  ---  --------------------------------------   ------    -----    -------

January 1, 1997       70                                          $   738   $  741   $    745
January 1, 1998       71                                              687      732        778
January 1, 1999       72                                              641      724        812
January 1, 2000       73                                              597      715        847
January 1, 2001       74                                              557      706        884
January 1, 2006       79                                              391      664      1,096
January 1, 2011       84                                              275      625      1,358
January 1, 2016       89                                              193      588      1,683
January 1, 2021       94                                              136      554      2,086



THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS.

The following table summarizes Annuity Income with an Assumed Investment Return of 5%. This table is presented graphically in the printed prospectus.

                            MONTHLY PAYMENT AMOUNT

                -2.14%             3.73%             9.60%
      Annual Rate       Annual Rate       Annual Rate
      of Return         of Return         of Return
Year  After Expenses    After Expenses    After Expenses
----  ----------------  ----------------  ----------------

  1   $           738   $           741   $           745
  2               687               732               778
  3               641               724               812
  4               597               715               847
  5               557               706               884
  6               519               698               923
  7               483               689               964
  8               451               681             1,006
  9               420               673             1,050
 10               391               664             1,096
 11               365               656             1,144
 12               340               648             1,194
 13               317               641             1,247
 14               295               633             1,301
 15               276               625             1,358
 16               256               618             1,418
 17               239               610             1,480
 18               223               603             1,545
 19               208               596             1,613
 20               193               588             1,683
 21               180               581             1,757
 22               168               574             1,834
 23               157               567             1,914
 24               146               560             1,998
 25               136               554             2,086



                     APPENDIX B - PERFORMANCE INFORMATION

PART  1  -  PERFORMANCE  INFORMATION  FOR  EXISTING  FUNDS

The following information is based on the historical investment performance of the Funds. The results shown are not necessarily representative of future performance.

The Funds of Franklin Valuemark Funds have been in existence for some time (except the Small Cap, Capital Growth, Templeton International Smaller Companies, Mutual Shares Securities and Mutual Discovery Securities Funds) and have investment performance history. In order to show you how investment performance of the Funds affects VIP Unit values, the Company has developed the following hypothetical performance information.

The chart below shows the actual historical investment performance of the Funds and hypothetical VIP Unit performance. The hypothetical VIP Unit performance assumes that the VIP Units were invested in each of the Funds for the same periods. The performance figures in Column I reflect the deduction of the actual fees and EXPENSES paid by the Funds. Column II represents hypothetical performance figures for the VIP Units which reflects the deduction of the Mortality and Expense Risk Charge and Administrative Expense Charge and the fees and EXPENSES paid by the Funds. Column III illustrates hypothetical monthly income based on past performance of the Funds and the deduction of all current recurring EXPENSES of the Variable Account. This hypothetical illustration shows how annuity income can fluctuate based on investment performance assuming a Contract with an Assumed Investment Return ("AIR") of 5%, providing an initial monthly annuity income of $500, was purchased at the beginning of each period illustrated. Annuity income increases for a given month if the annualized Net Rate of Return for that month is higher than the AIR, and decreases for a given month if the annualized Net Rate of Return is lower than the AIR.

The Single Purchase Payment necessary for an initial monthly annuity income of $500 will vary depending on the age of the Annuitant (and Joint Annuitant, if any), the annuity income option chosen and the first Income Date. Suppose a 70 year old who lives in a state that does not charge a premium tax (e.g., New
York) wishes to purchase $500 of initial monthly annuity income beginning on the Income Date. If there is no Joint Annuitant and no guarantee period and he chooses a 5% AIR, the Single Purchase Payment needed would be $____.

Total  Return  for  the  periods  ended  _____________.

                                                Column I                  Column II                 Column III

                                                                          Hypothetical VIP          Hypothetical Illustration
                                                Fund Performance          Unit Performance          of Monthly Income
                                                ------------------------  ------------------------  -------------------------

                                     Inception                  Since                     Since                     Since
                                     ---------  ------------------------  ------------------------  -------------------------
FUND                                 Date       1 yr.  5 yrs.  Inception  1 yr.  5 yrs.  Inception  1 yr.  5 yrs.  Inception
-----------------------------------  ---------  ------------------------  ------------------------  -------------------------

Money Market
Growth and Income
Utility Equity
Income Securities
Rising Dividends
Templeton Developing Markets Equity
Templeton Global Growth
Templeton International Equity
Templeton Pacific Growth



PART  2  -  PERFORMANCE  INFORMATION  OF  SELECTED  PUBLIC  FUNDS

The Mutual Shares Securities Fund and Mutual Discovery Securities Fund ("New Valuemark funds") are newly created series of Franklin Valuemark Funds and have no performance record. The New Valuemark funds do, however, have the same investment objective and portfolio managers,(1) and substantially the same investment policies, as two corresponding series of Franklin Mutual Series Fund Inc. (formerly "Mutual Series Fund Inc.") which have been sold directly to the public ("Public Funds"). Thus, the performance of the Public Funds may be considered relevant by investors.

Part 1 of the chart shows the past performance of the Public Funds, in terms of average annual total return over the periods indicated. Average annual total return represents the average annual change in value of an investment over the stated periods, assuming reinvestment of dividends and capital gains at net asset value. These figures reflect the deduction of the historical fees and EXPENSES paid by the Public Funds, which have been sold without sales charges.

Part 2 shows hypothetical performance of VIP Units of the New Valuemark funds, based on the past average annual total return of the Public Funds and the deduction of all current recurring EXPENSES of the Variable Account. These figures have not been restated to reflect the higher EXPENSES of the New Valuemark funds which would lower the hypothetical performance shown.

Part 3 illustrates hypothetical monthly income based on past performance of the Public Funds and the deduction of all current recurring EXPENSES of the Variable Account. These figures have not been restated to reflect the higher EXPENSES of the New Valuemark funds and which would lower the hypothetical annuity income shown. This hypothetical illustration shows how annuity income can fluctuate based on investment performance assuming a Contract with an Assumed Investment Return ("AIR") of 5%, providing an initial monthly annuity income of $500, was purchased at the beginning of each period illustrated. Annuity income increases for a given month if the annualized Net Rate of Return for that month is higher than the AIR, and decreases for a given month if the annualized Net Rate of Return is lower than the AIR.

The Single Purchase Payment necessary for an initial monthly annuity income of $500 will vary depending on the age of the Annuitant (and Joint Annuitant, if any), the annuity income option chosen and the first Income Date. Suppose a 70 year old who lives in a state that does not charge a premium tax (e.g., New
York) wishes to purchase $500 of initial monthly annuity income beginning on the Income Date. If there is no Joint Annuitant and no guarantee period and he chooses a 5% AIR, the Single Purchase Payment needed would be $69,659.


______________

(1) In November 1996, Franklin Resources, Inc., parent company of the investment managers of the Franklin Valuemark Funds, completed the acquisition of Heine Securities Corporation, the investment manager of Mutual Series Fund Inc. This transaction did not, however, change the individuals responsible for the day-to-day operations of Franklin Mutual Series Fund Inc., who are also responsible for the day-to-day operations of the New Valuemark funds.



Past performance cannot predict or guarantee future results of the New Valuemark funds. In addition, the investment performance of the New Valuemark funds will differ from the performance of the Public Funds because of product and portfolio differences, including differences in portfolio size, the investments held, the timing of purchases of similar investments, cash flows, minor differences in certain investment policies, insurance product related tax diversification requirements, state insurance regulations, and additional administrative and insurance costs associated with insurance company separate accounts. These figures are not adjusted for tax consequences.

1. PUBLIC FUNDS' HISTORICAL PERFORMANCE
                                                                                        Since        Inception
   Periods Ended 9/30/96:                        One-Year    Five-Years    Ten-Years    Inception    Date
-----------------------------------------------  ----------  ------------  -----------  -----------  ---------

   Mutual Discovery Fund.................            18.52%           --           --        21.90%   12/31/92
   Mutual Shares Fund ...................            13.59%        17.47%       14.87%          --      7/1/49

2. HYPOTHETICAL VIP UNIT PERFORMANCE
   (includes all current recurring EXPENSES
    of the Variable Account)
                                                                                        Since        Inception
   Periods Ended          :                      One-Year    Five-Years    Ten-Years    Inception    Date
-----------------------------------------------  ----------  ------------  -----------  -----------  ---------

   Mutual Discovery Securities
   Sub-Account .........................             _____%           --           --        _____%   12/31/92
   Mutual Shares Securities
   Sub-Account .........................             _____%        _____%       _____%          --      7/1/49

3. HYPOTHETICAL ILLUSTRATION OF MONTHLY INCOME
   (includes all current recurring EXPENSES
   of the Variable Account)
                                                                                        Since        Inception
   Periods Ended           :                     One-Year    Five-Years    Ten-Years    Inception    Date
-----------------------------------------------  ----------  ------------  -----------  -----------  ---------

   Mutual Discovery Securities
   Sub-Account..........................         $   _____            --           --   $    _____    12/31/92
   Mutual Shares Securities
   Sub-Account..........................         $   _____   $     _____   $    _____           --      7/1/49



                           TABLE OF CONTENTS OF THE
                     STATEMENT OF ADDITIONAL INFORMATION

ITEM                                                                      PAGE

Company  .......................................................          3
Experts  .......................................................          3
Legal  Opinions  ...............................................          3
Distributor  ...................................................          3
Calculation  of  Performance  Data  ............................          3
     Total  Return  ............................................          3
     Yield  ....................................................          4
     Performance  Ranking  .....................................          5
     Performance  Information  .................................          5
     Annuity  Income  ..........................................          5
Annuity  Provisions  ...........................................          6
     Variable  Annuity  Payout  ................................          6
     Annuity  Unit  Value.......................................          6
Financial  Statements  .........................................          7


                                    PART B


                     STATEMENT OF ADDITIONAL INFORMATION

                             INDIVIDUAL IMMEDIATE
                          VARIABLE ANNUITY CONTRACTS
                                  ISSUED BY
                      PREFERRED LIFE VARIABLE ACCOUNT C
                                     AND
                 PREFERRED LIFE INSURANCE COMPANY OF NEW YORK



THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS FOR THE INDIVIDUAL IMMEDIATE VARIABLE ANNUITY CONTRACTS WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS, CALL OR WRITE THE COMPANY AT: 152 West 57th Street, 18th Floor, New York, NY 10019. (800) 542-5427.

THIS STATEMENT OF ADDITIONAL INFORMATION AND THE PROSPECTUS ARE DATED _______________, 199_, AND AS MAY BE AMENDED FROM TIME TO TIME.



                              TABLE OF CONTENTS

CONTENTS                                                                  PAGE

Company  .......................................................          3
Experts  .......................................................          3
Legal  Opinions  ...............................................          3
Distributor  ...................................................          3
Calculation  of  Performance  Data  ............................          3
     Total  Return  ............................................          3
     Yield  ....................................................          4
     Performance  Ranking  .....................................          5
     Performance  Information  .................................          5
     Annuity  Income  ..........................................          5
Annuity  Provisions  ...........................................          6
     Variable  Annuity  Payout  ................................          6
     Annuity  Unit  Value.......................................          6
Financial  Statements  .........................................          7


                                   COMPANY

Information regarding Preferred Life Insurance Company of New York (the "Company") and its ownership is contained in the Prospectus. The Company is rated A+ (Superior) by A.M. BEST, an independent analyst of the insurance industry.

                                   EXPERTS

The financial statements of Preferred Life Variable Account C and the financial statements of the Company as of and for the year ended December 31, 1995, included in this Statement of Additional Information have been audited by ___________________, independent auditors, as indicated in their reports included in this Statement of Additional Information and are included herein in reliance upon such reports and upon the authority of said firm as experts in accounting and auditing.

                                LEGAL OPINIONS

Legal matters in connection with the Contracts described herein are being passed upon by the law firm of Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut.

                                 DISTRIBUTOR

NALAC Financial Plans LLC, an affiliate of the Company, acts as the distributor. The offering is on a continuous basis.

                       CALCULATION OF PERFORMANCE DATA

TOTAL  RETURN

From time to time, the Company may advertise the performance data for the Sub-Accounts in advertisements and Contract Owner communications. Such data will show the percentage change in the value of a VIP Unit based on the performance of a Sub-Account over a stated period of time, usually a calendar year, which is determined by dividing the increase (or decrease) in value for that unit by the VIP Unit Value at the beginning of the period.

Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of a 1.25% Mortality and Expense Risk Charge, a 0.15% Administrative Expense Charge and the fees of the Funds being advertised.

The hypothetical value of a Contract purchased for the time periods described in the advertisement will be determined by using the actual VIP Unit Values for an initial $1,000 purchase payment. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                                    n
                              P(1+T)  =  ERV

where:

     P  =  a  hypothetical  initial  payment  of  $1,000;
     T  =  average  annual  total  return;
     n  =  number  of  years;
   ERV = ending redeemable value of a hypothetical $1,000 purchase payment made at the beginning of the period at the end of the period.

The Company may also advertise cumulative and total return information over different periods of time. Cumulative total return is calculated in a similar manner as described above except that the results are not annualized.

YIELD

The Money Market Sub-Account. The Company may advertise yield information for the Money Market Sub-Account. The Money Market Sub-Account's current yield may vary each day, depending upon, among other things, the average maturity of the underlying Fund's investment securities and changes in interest rates, operating EXPENSES, the deduction of the Mortality and Expense Risk Charge, the Administrative Expense Charge and, in certain instances, the value of the underlying Fund's investment securities. The fact that the Sub-Account's current yield will fluctuate and that the principal is not guaranteed should be taken into consideration when using the Sub-Account's current yield as a basis for comparison with savings accounts or other fixed-yield investments. The yield at any particular time is not indicative of what the yield may be at any other time.

The Money Market Sub-Account's current yield is computed on a base period return of a hypothetical Contract having a beginning balance of one VIP Unit for a particular period of time (generally seven days). The return is determined by dividing the net change (exclusive of any capital changes) in such VIP Unit by its beginning value, and then multiplying it by 365/7 to get the annualized current yield. The calculation of net change reflects the value of additional shares purchased with the dividends paid by the Fund, and the deduction of the Mortality and Expense Risk Charge and the Administrative Expense Charge.

The effective yield reflects the effects of com-pounding and represents an annualization of the current return with all dividends reinvested. (Effective yield = [(Base Period Return + 1)365/7]-1.)

For the seven-day period ending on ________, the Money Market Sub-Account had a current yield of ____% and an effective yield of ____%.

Other Sub-Accounts. The Company may also quote current yield in advertisements and Contract Owner communications for the other Sub-Accounts. Each Sub-Account (other than the Money Market Sub-Account) will publish standardized total return information with any quotation of current yield.

The yield computation is determined by dividing the net investment income per VIP Unit earned during the period (minus the deduction for the Mortality and Expense Risk Charge and Administrative Expense Charge) by the VIP Unit Value on the last day of the period and annualizing the resulting figure, according to the following formula:

                          Yield  =  2  [((a-b)  +  1)6  -  1]
                                         -----
                                          cd

where:

     a = net investment income earned during the period by the Fund attributable to shares owned by the Sub-Account;

     b  =  expenses  accrued  for  the  period  (net  of  reimbursements);

     c  =  the average daily number of VIP Units outstanding during the period;

     d = the maximum offering price per VIP Unit on the last day of the period.

The above formula will be used in calculating quotations of yield, based on specified 30-day periods identified in the advertisement or communication. The Company does not currently advertise yield information for any Sub-Account (other than the Money Market Sub-Account).

PERFORMANCE  RANKING

Total return information for the Sub-Accounts may be compared to relevant indices, including U.S. domestic and international taxable bond indices and data from Lipper Analytical Services, Inc., Standard & Poor's Indices, or VARDS.

From time to time, evaluation of performance by independent sources may also be used in advertisements and in information furnished to present or prospective Contract Owners.

PERFORMANCE  INFORMATION

Total returns quoted in advertising reflect all aspects of a Sub-Account's return, including the automatic reinvestment by Preferred Life Variable Account C of all distributions and any change in a Sub-Account's value over the period.

The Company may also present performance information computed on a different basis.

Contract Owners should note that investment results will fluctuate over time, and any presentation of total return for any period should not be considered as a representation of what an investment may earn or what a Contract Owner's total return may be in any future period.

ANNUITY  INCOME

Periodic annuity income amounts may be illustrated using the historical performance of the Sub-Accounts, the Standard & Poor's 500 Composite Stock Price Index or other recognized investment benchmark portfolios. All illustrations will reflect the 1.25% annual Mortality and Expense Risk Charge and the 0.15% Administrative Expense Charge and actual or assumed Fund EXPENSES.

                              ANNUITY PROVISIONS

VARIABLE  ANNUITY  PAYOUT

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable Sub-Account(s) of the Variable Account. Annuity payments also depend upon the Age of the Annuitant and any Joint Annuitant and the Assumed Net Investment Factor utilized. On the Annuity Calculation Date, the Contract Value in each Sub-Account will be applied to the applicable Annuity Tables. The Annuity Table used will depend upon the Annuity Option chosen. Unisex Annuity Tables are utilized by the Company. The dollar amount of annuity payments after the first is determined as follows:

     1. The dollar amount of the first annuity payment is divided by the value of an Annuity Unit as of the Annuity Calculation Date. This establishes the number of Annuity Units for each monthly payment. The number of Annuity Units remains fixed during the annuity payment period.

     2. For each Sub-Account, the fixed number of Annuity Units is multiplied by the Annuity Unit value on each subsequent annuity payment date. This result is the dollar amount of the payment for each Sub-Account.

     3. The total dollar amount of each Variable Annuity variable payout is the sum of all Sub-Account Variable Annuity payments.

                             FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company as of and for the year ended _________________ included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts. The audited financial statements of the Variable Account as of and for the year ended ______________ are also included herein.



                                    PART C

                              OTHER INFORMATION


ITEM  24.     FINANCIAL  STATEMENTS  AND  EXHIBITS

a.     Financial  Statements

     The financial statements of the Company and the Variable Account will be filed by amendment.

b.     Exhibits

     1.        Resolution of Board of Directors of the Company authorizing the establishment  of  the  Variable  Account
     2.        Not  Applicable
     3.        Principal  Underwriter  Agreement  (to be filed by Amendment)
     4.        Individual  Immediate  Variable  Annuity  Contract
     4a.       Joint  Owners  Endorsement
     4b.       Period  Certain  and  Partial  Liquidation  Endorsement
     5.        Application for Individual Immediate Variable Annuity Contract
     6.        (i)   Copy  of  Articles  of  Incorporation of the Company
               (ii)  Copy of the Bylaws of the Company (to be filed by
                     Amendment)
     7.        Not  Applicable
     8.        Form  of  Fund  Participation  Agreement
     9.        Opinion  and  Consent  of  Counsel (to be filed by Amendment)
     10.       Independent  Auditors'  Consent  (to  be  filed  by Amendment)
     11.       Not  Applicable
     12.       Not  Applicable
     13.       Calculation of Performance Information (to be filed by Amendment)
     14.       Company  Organizational  Chart
     27.       Financial  Data  Schedule  (to  be  filed  by  Amendment)

ITEM  25.     DIRECTORS  AND  OFFICERS  OF  THE  DEPOSITOR

The  following  are  the  Officers  and  Directors  of  the  Company:

Name and Principal              Positions and Offices
Business Address                with Depositor
------------------------------  ----------------------------------

Lowell C. Anderson              Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Howard E. Barnhill              Director
The Mews
3726 Rachel Lane
Naples, FL 34103

Ronald L. Wobbeking             Chairman, Chief Executive
1750 Hennepin Avenue            and Director
Minneapolis, MN 55403

Thomas G. Brown                 Director
One Liberty Plaza,
45th Floor
New York, NY 10006

Thomas Duncanson                Director
12778 Mariner Court
Palm City, FL 34990

Edward J. Bonach                Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Alan A. Grove                   Secretary and Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Shannon Hendricks               Treasurer
1750 Hennepin Avenue
Minneapolis, MN 55403

Dennis Marion                   Director
500 Valley Road
Wayne, NJ 07470

Reinhard Obermueller            Director
560 Lexington Avenue
New York, NY 10022

Kenneth P. Schrapp              Appointed Actuary
1750 Hennepin Avenue
Minneapolis, MN 55403

Robert S. James                 Director
1750 Hennepin Avenue
Minneapolis, MN  55403

Eugene T. Wilkinson             Director
14 Commerce Drive
Cranford, NJ 07016

Richard M. Murray               Director
60 Remsen Street, Apt. 10C
Brooklyn Heights, NY 11201

Eugene Long                     Vice President of Operations
152 W. 57th Street              and Director
18th Floor
New York, NY 10019

Thomas J. Lynch                 President, Chief Marketing Officer
1750 Hennepin Avenue            and Director
Minneapolis, MN 55403

Carol B. Shaw                   Second Vice President
152 W. 57th Street, 18th Floor
New York, NY 10019



ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The    Company  organizational  chart  is  attached  as  Exhibit  14.

ITEM  27.     NUMBER  OF  CONTRACT  OWNERS

Not  Applicable.

ITEM  28.     INDEMNIFICATION

The  Bylaws  of  the  Company  provide  that:

Each person (and the heirs, executors, and administrators of such person) made or threatened to be made a party to any action, civil or criminal, by reason of being or having been a Director, officer, or employee of the corporation (or by reason of serving any other organization at the request of the corporation) shall be indemnified to the extent permitted by the laws of the State of New York, and in the manner prescribed therein.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of EXPENSES incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM  29.     PRINCIPAL  UNDERWRITERS

     a. NALAC Financial Plans LLC is the principal underwriter for the Contracts. It also is the principal underwriter for:

         Allianz  Life  Variable  Account  A
         Allianz  Life  Variable  Account  B

     b.  The following are the officers and directors of NALAC Financial Plans
LLC:

Name & Principal        Positions and Offices
Business Address        with Underwriter
----------------------  ----------------------

Alan A. Grove           Director
1750 Hennepin Avenue
Minneapolis, MN 55403

James P. Kelso          Director
1750 Hennepin Ave.
Minneapolis, MN 55403

Thomas B. Clifford      President and Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Michael T. Westermeyer  Secretary and Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Michael J. Yates        Treasurer
1750 Hennepin Avenue
Minneapolis, MN 55403

Edward J. Bonach        Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Catherine L. Mielke     Compliance Officer
1750 Hennepin Avenue
Minneapolis, MN 55403



c.          Not  Applicable

ITEM  30.     LOCATION  OF  ACCOUNTS  AND  RECORDS

Thomas Clifford, whose address is 1750 Hennepin Avenue, Minneapolis, Minnesota, maintains physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.

ITEM  31.     MANAGEMENT  SERVICES

Not  Applicable

ITEM  32.     UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

     d. Preferred Life Insurance Company of New York ("Company") hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.


                               REPRESENTATIONS

The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance, dated November 28, 1988 (Commission ref. IP-6-88), and that the following provisions have been complied with:

     1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

     2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by
Section 403(b)(11) to the attention of the potential participants;

     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant certifies that it has caused this registration statement to be signed on its behalf in the City of Minneapolis and State of Minnesota, on this 9th day of December, 1996.

                                PREFERRED  LIFE  VARIABLE  ACCOUNT  C
                                            (Registrant)

                           By:    PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
                                             (Depositor)

                           By:  /S/  ALAN  A.  GROVE
                               ____________________________________________


                               PREFERRED  LIFE  INSURANCE  COMPANY OF NEW YORK


                           By:  /S/  ALAN  A.  GROVE
                               ____________________________________________



Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature  and  Title

Lowell C. Anderson*      Director                   12/9/96
-----------------------                             -------
Lowell C. Anderson

Howard E. Barnhill*      Director                   12/9/96
-----------------------                             -------
Howard E. Barnhill

Ronald L. Wobbeking*     Chairman, Chief Executive  12/9/96
-----------------------                             -------
Ronald L. Wobbeking      Officer and Director

Shannon Hendricks*       Treasurer                  12/9/96
-----------------------                             -------
Shannon Hendricks

/S/ ALAN A. GROVE        Secretary and Director     12/9/96
-----------------------                             -------
Alan A. Grove

Thomas G. Brown*         Director                   12/9/96
-----------------------                             -------
Thomas G. Brown

Thomas Duncanson*        Director                   12/9/96
-----------------------                             -------
Thomas Duncanson

Edward J. Bonach*        Director                   12/9/96
-----------------------                             -------
Edward J. Bonach

Robert S. James*         Director                   12/9/96
-----------------------                             -------
Robert S. James

Thomas J. Lynch*         Director                   12/9/96
-----------------------                             -------
Thomas J. Lynch

Dennis Marion*           Director                   12/9/96
-----------------------                             -------
Dennis Marion

Richard M. Murray*       Director                   12/9/96
-----------------------                             -------
Richard M. Murray*

Eugene T. Wilkinson*     Director                   12/9/96
-----------------------                             -------
Eugene T. Wilkinson

Eugene Long*             Director                   12/9/96
-----------------------                             -------
Eugene Long

Richard W. Obermueller*  Director                   12/9/96
-----------------------                             -------
Richard W. Obermueller




                                 *  By  /S/  ALAN  A.  GROVE
                                      ____________________________________
                                      Attorney-in-Fact


                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Lowell C. Anderson, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Alan
A. Grove, as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS  my  hand  and  seal  this  31st  day  of  March,  1992.


WITNESS:


/S/  TINA  M.  ERICKSON                                 /S/ LOWELL C. ANDERSON
__________________________________          __________________________________
Tina  M.  Erickson                                          Lowell C. Anderson

                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Howard E. Barnhill, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Lowell C. Anderson and Alan A. Grove, each individually as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS  my  hand  and  seal  this  2nd  day  of  April,  1992.


WITNESS:


/S/  TINA  M.  ERICKSON                                 /S/ HOWARD E. BARNHILL
__________________________________          __________________________________
Tina  M.  Erickson                                          Howard E. Barnhill

                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Ronald L. Wobbeking, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Lowell C. Anderson and Alan A. Grove, each individually as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS  my  hand  and  seal  this  1st  day  of  April,  1992.


WITNESS:


/S/  TINA  M.  ERICKSON                                /S/ RONALD L. WOBBEKING
__________________________________          __________________________________
Tina  M.  Erickson                                         Ronald L. Wobbeking

                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Shannon Hendricks, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Lowell C. Anderson and Alan A. Grove, each individually as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS  my  hand  and  seal  this  13th  day  of  April,  1995.


WITNESS:


/S/  TINA  M.  ERICKSON                                  /S/ SHANNON HENDRICKS
__________________________________          __________________________________
Tina  M.  Erickson                                           Shannon Hendricks

                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Alan A. Grove, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Lowell C. Anderson, as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS  my  hand  and  seal  this  2nd  day  of  April,  1992.


WITNESS:


/S/  TINA  M.  ERICKSON                                      /S/ ALAN A. GROVE
__________________________________          __________________________________
Tina  M.  Erickson                                               Alan A. Grove

                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Thomas G. Brown, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Lowell C. Anderson and Alan A. Grove, each individually as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS  my  hand  and  seal  this  2nd  day  of  April,  1992.


WITNESS:


/S/  ALAN  A.  GROVE                                       /S/ THOMAS G. BROWN
__________________________________          __________________________________
Alan  A.  Grove                                                Thomas G. Brown

                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Thomas Duncanson, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Lowell C. Anderson and Alan A. Grove, each individually as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS  my  hand  and  seal  this  2nd  day  of  April,  1992.


WITNESS:


/S/  ALAN  A.  GROVE                                      /S/ THOMAS DUNCANSON
__________________________________          __________________________________
Alan  A.  Grove                                               Thomas Duncanson

                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Edward J. Bonach, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Lowell C. Anderson and Alan A. Grove, each individually as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS  my  hand  and  seal  this  30th  day  of  March,  1992.


WITNESS:


/S/  MARGO  JESKE                                         /S/ EDWARD J. BONACH
__________________________________          __________________________________
Margo  Jeske                                                  Edward J. Bonach

                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Robert S. James, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Lowell C. Anderson and Alan A. Grove, each individually as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.


WITNESS  my  hand  and  seal  this  20th  day  of  April,  1993.



WITNESS:


                                                        /S/  ROBERT  S.  JAMES
__________________________________          __________________________________
                                                             Robert  S.  James


                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Thomas J. Lynch, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Lowell C. Anderson and Alan A. Grove, each individually as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS  my  hand  and  seal  this  20th  day  of  April,  1993.


WITNESS:


/S/  MICHAEL  T.  WESTERMEYER                              /S/ THOMAS J. LYNCH
__________________________________          __________________________________
Michael  T.  Westermeyer                                       Thomas J. Lynch

                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Dennis J. Marion, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Lowell C. Anderson and Alan A. Grove, each individually as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS  my  hand  and  seal  this  2nd  day  of  April,  1992.


WITNESS:


/S/  ALAN  A.  GROVE                                      /S/ DENNIS J. MARION
__________________________________          __________________________________
Alan  A.  Grove                                               Dennis J. Marion

                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Richard M. Murray, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Lowell C. Anderson and Alan A. Grove, each individually as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS  my  hand  and  seal  this  2nd  day  of  April,  1992.


WITNESS:


/S/  ALAN  A.  GROVE                                     /S/ RICHARD M. MURRAY
__________________________________          __________________________________
Alan  A.  Grove                                              Richard M. Murray

                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Eugene T. Wilkinson, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Lowell C. Anderson and Alan A. Grove, each individually as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS  my  hand  and  seal  this  2nd  day  of  April,  1992.


WITNESS:


/S/  ALAN  A.  GROVE                                   /S/ EUGENE T. WILKINSON
__________________________________          __________________________________
Alan  A.  Grove                                            Eugene T. Wilkinson

                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Eugene Long, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Lowell C. Anderson and Alan A. Grove, each individually as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS  my  hand  and  seal  this  13th  day  of  April,  1995.


WITNESS:


/S/  CARL  SHAW                                                /S/ EUGENE LONG
__________________________________          __________________________________
Carl  Shaw                                                         Eugene Long

                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Reinhard W. Obermueller, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Lowell C. Anderson and Alan A. Grove, each individually as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS  my  hand  and  seal  this  23rd  day  of  September,  1996.


WITNESS:


/S/  A.  FRANCISCO                                 /S/ REINHARD W. OBERMUELLER
__________________________________          __________________________________
A.  Francisco                                          Reinhard W. Obermueller







                                   EXHIBITS

                                      TO

                                   FORM  N-4

                      PREFERRED  LIFE  VARIABLE  ACCOUNT  C

                 PREFERRED  LIFE  INSURANCE  COMPANY  OF  NEW  YORK

                              INDEX TO EXHIBITS


EXHIBIT                                                                   PAGE

EX-99.B1          Resolution  of  Board  of  Directors

EX-99.B4          Individual  Immediate  Variable  Annuity  Contract

EX-99.B4a         Joint  Owners  Endorsement

EX-99.B4b         Period  Certain  and  Partial  Liquidation  Endorsement

EX-99.B5          Application  for  Individual Immediate Variable Annuity
                  Contract

EX-99.B6(i)       Copy  of  Articles  of  Incorporation

EX-99.B8          Form  of  Fund  Participation  Agreement

EX-99.B14         Company  Organizational  Chart